CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	June 27, 2008	June 29, 2007	June 27, 2008	June 29, 2007
BASIC:
Net Income	$45,765	$40,533	$101,956	$85,632
Weighted average shares outstanding	66,574	65,804	66,459	65,687
Basic earnings per share	$0.69	$0.62	$1.53	$1.30
DILUTED:
Net Income	$45,765	$40,533	$101,956	$85,632
After-tax interest cost of convertible debt	918	922	1,836	1,844
Net Income plus assumed debt conversion	$46,683	$41,455	$103,792	$87,476
Weighted average shares outstanding	66,574	65,804	66,459	65,687
Dilutive effect of convertible debt	3,234	3,229	3,234	3,228
Incremental shares under stock option plans	1,259	1,289	1,251	1,264
Adjusted weighted average shares outstanding	71,067	70,322	70,944	70,179
Diluted earnings per share	$0.66	$0.59	$1.46	$1.25